UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

October 24, 2007
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida	34102-5624
(Address of principal executive offices)	(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 24, 2007, TIB Financial Corp. issued a press release announcing financial results for the quarter ended September 30, 2007. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K.

The information contained in this Current Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

99.1 Press release dated October 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP.

Date: October 26, 2007

By: /s/ Stephen J. Gilhooly

Stephen J. Gilhooly
EVP, Chief Financial Officer and Treasurer



FOR IMMEDIATE RELEASE

TIB FINANCIAL CORP. REPORTS THIRD QUARTER NET INCOME AND STRENGTHENING OF ITS RESERVE FOR LOAN LOSSES

NAPLES, Fla. October 24, 2007 – TIB Financial Corp. (NASDAQ: TIBB), parent of TIB Bank and The Bank of Venice, leading community banks serving the greater Naples, Bonita Springs-Fort Myers area, Highlands County, South Miami-Dade County, the Florida Keys and Sarasota County, today reported net income from continuing operations for the quarter ended September 30, 2007 of $494,000 compared to $1.71 million reported for the second quarter of 2007 and $2.44 million for the third quarter of 2006. On a per diluted share basis, earnings from continuing operations were $0.04 for the third quarter of 2007, compared to $0.14 for the second quarter of 2007 and $0.21 per share for the third quarter of 2006.

In response to slowing economic activity and continued softness in residential real estate in its markets, which resulted in an increase in nonperforming loans, the Company strengthened its reserve for loan losses by recording a provision for loan losses of $2.4 million during the current period compared to provisions of $632,000 in the prior quarter and $670,000 in the year ago quarter. The reserve for loan losses increased to $11.61 million, or 1.05% of loans at September 30, 2007.

The higher provision for loan losses and the impact of income not recognized on nonperforming loans compared to the prior quarter reduced net income during the third quarter by approximately $1.4 million, or $0.11 per diluted share. Partially offsetting this effect was an after tax gain of approximately $449,000, or $0.03 per diluted share from the planned sale of an office building previously utilized in the Company’s operations.

TIB Financial also reported total assets of $1.40 billion as of September 30, 2007, representing 6% asset growth from December 31, 2006 and 11% asset growth from $1.26 billion as of September 30, 2006. Total loans increased 6% to $1.10 billion compared to $1.04 billion a year ago, and increased 4% compared to $1.06 billion at December 31, 2006. Total deposits of $1.02 billion as of September 30, 2007 represent an increase of 5%, or $47.4 million, from $972.1 million a year ago while decreasing $10.0 million from December 31, 2006.

TIB Financial’s results of operations during 2007 include the operations of The Bank of Venice subsequent to its acquisition on April 30, 2007. As of September 30, 2007, the effect of the acquisition of The Bank of Venice increased total assets by $74.7 million, total loans by $56.8 million and total deposits by $53.8 million.

“While we are certainly disappointed with our third quarter results, we are positive in our outlook on the future of TIB. We have been closely monitoring asset quality throughout the loan portfolios since this turbulent period began. In anticipation of possible increases in nonperforming assets and delinquencies, our management team has been taking appropriate action all along -- through analysis of our exposures, enhancement of collateral positions where possible and implementation of workout solutions,” said Edward V. Lett, Chief Executive Officer and President .

“Of our current nonperforming loans, the majority are comprised of just a few relationships. We believe our strengthening of the reserve for loan losses reflects the overall heightened risk and uncertainty in our operating environment.”

“Economic activity in our regional and local markets continues to slow as the much softer residential real estate market penetrates other facets of the economy. With the incremental operating challenges presented by a difficult interest rate environment and slowing economic activity, we anticipate increased opportunities for our well-positioned financial institution. Our experienced management team, time-tested risk management policies and procedures, and technological advantages and related infrastructure should enable us to weather these challenges and allow us to capitalize on opportunities for improved

returns.

"Contemporaneously, we continue to focus on cost containment, disciplined loan origination and continued active management of our cost of funds. Our containment activities include the reduction of leased office space, the sale of an office building no longer necessary for our operations and rightsizing the organization for our anticipated near term level of growth. We have addressed the rightsizing through a significant reduction in staffing, principally through attrition since the beginning of the year, and reduction of controllable operating expenses. During this period of slowed economic growth we are maintaining our disciplined underwriting standards and prudent risk assessment practices. Our efforts to manage our current and future funding costs by cultivating our more profitable and less rate sensitive multi-product customer relationships are apparent; however, the cost of this is a measured reduction of rate sensitive CD deposits and current replacement with lower cost wholesale funding," said Lett.

Detailed Financial Discussion
The decrease in net income from continuing operations for the third quarter of 2007 compared to the third quarter of 2006 was primarily due to the increased provision for loan losses, higher operating expenses and a lower net interest margin.

Our increased provision for loan losses results from the continued contraction of residential real estate activity and the ripple effect on our local economies, as well as the increase in our nonperforming loans and delinquencies. Accordingly, we elevated certain quantitative and qualitative factors used in estimating our allowance for loan losses. Net charge offs increased to $721,000 during the third quarter compared to $394,000 during the second quarter of 2007. Charge offs in the second quarter were reduced by a recovery of approximately $175,000 resulting from the sale of previously charged-off indirect loan balances to a third-party collector. Charge-offs in the current quarter are comprised principally of indirect auto loans. As of September 30, 2007, non-performing loans were $16.57 million, or 1.5% of loans. The allowance for loan losses increased to $11.61 million, or 1.05% of total loans, reflecting the excess of our provision for loan losses over net charge-offs for the period. Net charge-offs during the quarter represented 0.26% of average loans, an increase compared to 0.15% and 0.12% for the prior quarter and the third quarter of last year, respectively.

The tax equivalent net interest margin of 3.52% for the three months ended September 30, 2007 contracted in comparison with the 3.73% net interest margin reported during the second quarter of 2007. The contraction and the concomitant decrease in net interest income were primarily due to the increase in non-performing loans and the nonrecognition of interest income on these loans. Additionally, the net interest margin continues to be impacted by the challenging interest rate environment and highly competitive deposit pricing.

Non-interest income, which includes service charges, real estate fees and other operating income, totaled $2.14 million for the third quarter of 2007, increasing 33% from the prior quarter and 32% from the third quarter of 2006. The increase is attributable to a $702,000 gain recognized during the third quarter of 2007 from the disposition of an office building previously used in our operations.

Operating costs increased during the third quarter of 2007 as non-interest expense rose 15% to $10.36 million compared to $9.00 million for the third quarter of 2006. This increase includes $663,000 of operating costs for The Bank of Venice. Due to the first quarter opening of our new TIB Bank headquarters and branch in Naples, Florida along with higher insurance and other occupancy costs and annual salary adjustments to reward and retain key employees, non-interest expense increased approximately 8% compared to the third quarter of last year. Compared to the previous quarter, excluding $401,000 of operating expenses associated with The Bank of Venice, non-interest expense declined slightly.

During the third quarter of 2007, the Board of Directors of TIB Financial Corp. declared a quarterly cash dividend of $0.06 per share on its common stock. The cash dividend was paid on October 10, 2007 to all TIB Financial Corp. common shareholders of record as of September 30, 2007. This dividend, when annualized, represents $0.24 per share.

In August, the Board also authorized the repurchase of up to 400,000 shares of the Company's outstanding common stock. No shares were purchased during the third quarter.

About TIB Financial Corp.
Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.4 billion in total assets and 19 full-service banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs,

Fort Myers, Venice and Sebring.

TIB Financial Corp., through its wholly owned subsidiaries, TIB Bank and The Bank of Venice, serves the personal and commercial banking needs of local residents and businesses in its market areas. The banks' experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank and The Bank of Venice, visit www.tibbank.com and www.bankofvenice.com, respectively.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President at (239) 263-3344, or Stephen J. Gilhooly, Executive Vice President and Chief Financial Officer, at (239) 659-5876.

# # # # #

Except for historical information contained herein, the statements made in this press release constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including those outside the Company's control, may cause actual results to differ materially from those in the "forward-looking" statements, including economic and other conditions in the markets in which the Company operates; risks associated with acquisitions, competition, seasonality and the other risks discussed in our filings with the Securities and Exchange Commission, which discussions are incorporated in this press release by reference.

SUPPLEMENTAL FINANCIAL DATA IS ATTACHED

TIB FINANCIAL CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
			For the Quarter Ended		
Interest and dividend income	$ 23,549	$ 23,950	$ 23,379	$ 23,240	$ 22,293
Interest expense	12,263	12,068	11,877	11,468	10,433
NET INTEREST INCOME	11,286	11,882	11,502	11,772	11,860
Provision for loan losses	2,385	632	472	1,285	670
NON-INTEREST INCOME:					
Service charges on deposit accounts	661	657	643	675	650
Fees on mortgage loans sold	287	406	533	318	499
Other income	1,195	547	703	660	479
Total non-interest income	2,143	1,610	1,879	1,653	1,628
NON-INTEREST EXPENSE:					
Salaries & employee benefits	5,619	5,698	5,504	5,366	4,982
Net occupancy expense	2,041	1,977	1,909	1,590	1,545
Other expense	2,702	2,513	2,563	2,552	2,471
Total non-interest expense	10,362	10,188	9,976	9,508	8,998
Income before income tax expense	682	2,672	2,933	2,632	3,820
Income tax expense	188	960	1,062	768	1,383
Income from continuing operations	494	1,712	1,871	1,864	2,437
Income from discontinued operations, net of tax	-	-	-	72	15
NET INCOME	$ 494	$ 1,712	$ 1,871	$ 1,936	$ 2,452
BASIC EARNINGS PER SHARE:					
Continuing operations	$ 0.04	$ 0.14	$ 0.16	$ 0.16	$ 0.21
Discontinued operations	-	-	-	0.01	-
Basic earnings per share	$ 0.04	$ 0.14	$ 0.16	$ 0.17	$ 0.21
DILUTED EARNINGS PER SHARE:					
Continuing operations	$ 0.04	$ 0.14	$ 0.16	$ 0.16	$ 0.21
Discontinued operations	-	-	-	-	-
Diluted earnings per share	$ 0.04	$ 0.14	$ 0.16	$ 0.16	$ 0.21

TIB FINANCIAL CORP. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

		For the Quarter Ended			
	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Real estate mortgage loans:					
Commercial	$ 604,286	$ 580,506	$ 561,267	$ 546,276	$ 535,077
Residential	110,055	109,034	80,188	82,243	81,262
Farmland	10,245	8,991	9,197	24,210	24,201
Construction and vacant land	150,808	153,917	155,421	157,672	148,115
Commercial and agricultural loans	70,847	73,426	71,382	84,905	85,666
Indirect auto dealer loans	127,219	131,078	136,892	141,552	136,409
Home equity loans	18,425	17,297	17,694	17,199	17,264
Other consumer loans	12,080	11,356	9,375	9,795	9,738
Total loans	$ 1,103,965	$ 1,085,605	$ 1,041,416	$ 1,063,852	$ 1,037,732
Gross loans	$ 1,105,597	$ 1,087,264	$ 1,042,991	$ 1,065,468	$ 1,039,390
Net loan charge-offs	$ 721	$ 394	$ 1,009	$ 494	$ 306
Allowance for loan losses	$ 11,613	$ 9,949	$ 9,044	$ 9,581	$ 8,790
Allowance for loan losses/total loans	1.05%	0.92%	0.87%	0.90%	0.85%
Non-performing loans[1]	$ 16,565	$ 4,401	$ 3,046	$ 4,223	$ 1,701
Allowance for loan losses/non-performing loans	70%	226%	297%	227%	517%
Non performing loans/gross loans	1.50%	0.40%	0.29%	0.40%	0.16%
Annualized net charge-offs/average loans	0.26%	0.15%	0.39%	0.19%	0.12%
Total interest-earning assets	$ 1,305,795	$ 1,265,143	$ 1,268,523	$ 1,233,539	$ 1,172,110
Other real estate owned	$ 186	$ -	$ -	$ -	$ -
Other repossessed assets	$ 2,773	$ 2,370	$ 2,341	$ 1,958	$ 1,502
Goodwill and intangibles, net of accumulated amortization	$ 7,448	$ 7,409	$ 847	$ 919	$ 990
Interest-bearing deposits:					
NOW accounts	$ 136,892	$ 151,359	$ 145,216	$ 132,395	$ 119,899
Money market	185,789	198,760	188,220	164,607	162,713
Savings deposits	55,675	60,323	56,392	45,076	47,309
Time deposits	484,600	460,461	483,889	527,999	486,243
Non-interest bearing deposits	156,461	173,196	183,846	159,380	155,902
Total deposits	$ 1,019,417	$ 1,044,099	$ 1,057,563	$ 1,029,457	$ 972,066
Tax equivalent net interest margin	3.52%	3.73%	3.74%	3.90%	4.11%
Return on average assets	0.14%	0.50%	0.57%	0.58%	0.79%
Return on average equity	1.93%	7.03%	8.75%	8.72%	11.77%
Non-interest expense/tax equivalent net interest income and non-interest income	76.69%	75.06%	74.08%	70.41%	66.27%
Average diluted shares	12,902,212	12,598,658	11,944,440	11,932,887	11,889,512
End of quarter shares outstanding	12,832,816	12,821,216	11,836,027	11,720,527	11,712,812
Total equity	$ 100,651	$ 102,270	$ 88,125	$ 85,862	$ 83,961
Book value per common share	$ 7.84	$ 7.98	$ 7.45	$ 7.33	$ 7.17
Total assets	$ 1,395,547	$ 1,358,773	$ 1,351,414	$ 1,319,093	$ 1,257,480

_____

[1] Non-performing loans as of September 30, 2007, June 30, 2007, March 31, 2007 and December 31, 2006 include a loan of approximately $1.64 million which is fully guaranteed as to principal and interest by a U.S. government agency. We discontinued accruing interest on this loan during the fourth quarter of 2006 pursuant to a ruling made by the agency.

TIB FINANCIAL CORP. AND SUBSIDIARIES
QUARTERLY AVERAGE BALANCES AND YIELDS
(Dollars in thousands)

	Quarter Ended September 30, 2007			Quarter Ended September 30, 2006		
	Average Balances	Interest*	Yield*	Average Balances	Interest*	Yield*
Loans	$ 1,095,786	$ 21,175	7.67%	$ 1,015,215	$ 20,613	8.06%
Investments	150,353	2,003	5.29%	125,614	1,598	5.05%
Interest bearing deposits	251	3	4.74%	425	6	5.60%
Federal Home Loan Bank stock	8,651	131	6.01%	5,888	87	5.86%
Fed funds sold	24,466	319	5.17%	5,943	78	5.21%
Total interest earning assets	1,279,507	23,631	7.33%	1,153,085	22,382	7.70%
Non-interest earning assets	90,038			78,143		
Total assets	$ 1,369,545			$ 1,231,228		
Interest bearing liabilities:						
NOW	$ 151,286	$ 1,290	3.38%	$ 127,480	$ 929	2.89%
Money market	199,013	2,136	4.26%	163,015	1,570	3.82%
Savings	57,724	275	1.89%	49,525	94	0.75%
Time	457,097	5,700	4.95%	478,139	5,676	4.71%
Total interest-bearing deposits	865,120	9,401	4.31%	818,159	8,269	4.01%
Short-term borrowings and FHLB advances	183,382	2,135	4.62%	108,050	1,384	5.08%
Long-term borrowings	37,129	727	7.77%	36,794	780	8.41%
Total interest bearing liabilities	1,085,631	12,263	4.48%	963,003	10,433	4.30%
Non-interest bearing deposits	163,505			168,465		
Other liabilities	19,120			17,631		
Shareholders' equity	101,289			82,129		
Total liabilities and shareholders' equity	$ 1,369,545			$ 1,231,228		
Net interest income and spread		$ 11,368	2.85%		$ 11,949	3.40%
Net interest margin			3.52%			4.11%

_____
* Presented on a fully tax equivalent basis

TIB FINANCIAL CORP. AND SUBSIDIARIES
YEAR TO DATE AVERAGE BALANCES AND YIELDS
(Dollars in thousands)

	Nine Months Ended September 30, 2007			Nine Months Ended September 30, 2006		
	Average Balances	Interest*	Yield*	Average Balances	Interest*	Yield*
Loans	$ 1,080,188	$ 63,532	7.86%	$ 966,898	$ 56,955	7.88%
Investments	141,958	5,489	5.17%	121,587	4,526	4.98%
Interest bearing deposits	393	15	5.10%	455	17	5.00%
Federal Home Loan Bank stock	8,220	367	5.97%	4,157	177	5.72%
Fed funds sold	43,892	1,724	5.25%	16,724	584	4.67%
Total interest earning assets	1,274,651	71,127	7.46%	1,109,821	62,259	7.50%
Non-interest earning assets	86,961			78,150		
Total assets	$ 1,361,612			$ 1,187,971		
Interest bearing liabilities:						
NOW	$ 153,503	3,870	3.37%	$ 135,670	2,616	2.58%
Money market	190,660	6,018	4.22%	167,918	4,330	3.45%
Savings	55,145	688	1.67%	50,019	260	0.69%
Time	481,933	17,968	4.98%	464,049	15,451	4.45%
Total interest-bearing deposits	881,241	28,544	4.33%	817,656	22,657	3.70%
Short-term borrowings and FHLB advances	163,582	5,579	4.56%	69,029	2,412	4.67%
Long-term borrowings	34,406	2,085	8.10%	24,256	1,634	9.01%
Total interest bearing liabilities	1,079,229	36,208	4.49%	910,941	26,703	3.92%
Non-interest bearing deposits	167,642			179,569		
Other liabilities	19,472			17,189		
Shareholders' equity	95,269			80,272		
Total liabilities and shareholders' equity	$ 1,361,612			$ 1,187,971		
Net interest income and spread		$ 34,919	2.97%		$ 35,556	3.58%
Net interest margin			3.66%			4.28%

_____
* Presented on a fully tax equivalent basis

TIB FINANCIAL CORP. AND SUBSIDIARIES
NONACCRUAL LOAN SUMMARY AS OF SEPTEMBER 30, 2007
(Dollars in thousands)

Loan Type	Number of Loans	Outstanding Balance
Residential	6	$ 4,709
Commercial and agricultural	4	965
Commercial real estate	4	2,282
Residential land development	1	3,921
Participations in residential loan pools	9	1,314
Government guaranteed loan	1	1,641
Indirect auto-dealer loans	134	1,733
		$ 16,565